FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October 2016
Commission File Number:  001-11960
AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
 United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X            Form 40-F  __
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1. AZ DIVESTS RIGHTS TO RHINOCORT AQUA OUTSIDE US dated 07th October 2016

This announcement contains inside information

7 October 2016 07:00

ASTRAZENECA ENTERS AGREEMENT WITH
CILAG GMBH INTERNATIONAL TO DIVEST RIGHTS TO RHINOCORT AQUA
OUTSIDE THE US

AstraZeneca today announced that it has entered into an agreement with Cilag GmbH International, an affiliate of Johnson & Johnson, for the divestment of the rights to Rhinocort Aqua outside the US.

Rhinocort Aqua is a nasal spray indicated for allergic and non-allergic rhinitis (inflammation of the inside of the nose), and for the treatment of nasal polyps (swelling of the nasal lining). The active ingredient is the anti-inflammatory medicine budesonide.

Mark Mallon, Executive Vice President, Global Product & Portfolio Strategy at AstraZeneca, said: "This agreement allows us to concentrate our efforts in Respiratory as one of our three strategic therapy areas, on transforming the treatment of asthma and COPD, where budesonide remains a key component of our marketed as well as pipeline medicines."

Financial considerations
The agreement is subject to customary closing conditions and is expected to complete in the fourth quarter of 2016. As AstraZeneca will not maintain a significant ongoing interest in Rhinocort Aqua, the $330 million payment received from Cilag GmbH International upon completion of the transaction will be recognised as Other Operating Income in the Company's financial statements. The transaction does not include the transfer of any AstraZeneca employees or facilities and does not impact the Company's financial guidance for 2016.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Respiratory, Cardiovascular & Metabolic Diseases, and Oncology. The Company is also selectively active in Neuroscience and Autoimmunity. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

CONTACTS

Media Enquiries
Neil Burrows	UK/Global	+44 203 749 5637
Vanessa Rhodes	UK/Global	+44 203 749 5736
Karen Birmingham	UK/Global	+44 203 749 5634
Rob Skelding	UK/Global	+44 203 749 5821
Jacob Lund	Sweden	+46 8 553 260 20
Michele Meixell	US	+1 302 885 2677
Investor Relations
UK
Thomas Kudsk Larsen		+44 203 749 5712
Craig Marks	Finance, Fixed Income, M&A	+44 7881 615 764
Nick Stone	Respiratory	+44 203 749 5716
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	Neuroscience & Autoimmunity	+44 203 749 5711
US
Lindsey Trickett	Cardiovascular & Metabolic Diseases	+1 240 543 7970
Mitchell Chan	Oncology	+1 240 477 3771
Toll-free		+1 866 381 7277

Adrian Kemp
Company Secretary
AstraZeneca PLC

-ENDS-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 07 October 2016	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary